

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
Mr. Charles E. Coppa
Chief Financial Officer
American Power Group Corporation
7 Kimball Lane
Lynnfield, MA 01940

> **Re:** **American Power Group Corporation**
> **Form 10-K**
> **Filed December 31, 2012**
> **File No. 1-13776**

Dear Mr. Coppa:

We have reviewed your response dated March 14, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2012

1. Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

1. We have read your response to comment 8 in our letter dated February 28, 2013. Regarding the proposed disclosure you intend to provide for your multiple-element arrangements, please expand your accounting policy to explain the allocation of revenue in accordance with ASC 605-25-30. That is, it would appear that there is objective and reliable evidence of fair value for all units of accounting in these arrangements, and in such case, arrangement consideration would be allocated to the separate units based on relative fair value. Please explain further or otherwise revise your disclosure to indicate clear compliance therewith.

11. Concentrations, page 54

2. Please confirm your future filings will include the disclosures described in prior comment 13, when applicable, including the total amount of revenues from each customer that amounts to ten percent or more of your revenues.

3. We have read your response to comment 13 in our letter dated February 28, 2013. Please confirm that you will include the clarifying information contained in your response in future filings, to the extent applicable. Also, you have told us that you believe that end customer interest "remains strong," and that the loss of this significant individual customer "would be mitigated through the signing of additional Dealer/Installer agreements and increased vehicular revenue and vehicular engine family approvals anticipated over the coming months." In your response letter, please tell us your basis for these beliefs. For example, you may indicate that you have signed X number of new agreements worth $Y, to be performed over Z months.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief